

June 8, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Ocean Capital Acquisition Corporation, under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share, one warrant and one right

- Ordinary shares, par value $0.0001 per share

- Warrants to Purchase Common Stock, par value $0.001 per share

- Rights, each right entitling the holder to receive one ordinary share

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com